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June 21, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeanne Baker

Conlon Danberg

Tracey Houser

Li Xiao

Re:	ARDENT HEALTH PARTNERS, LLC

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted June 3, 2024

CIK No.  0001756655

Ladies and Gentlemen:

On behalf of Ardent Health Partners, LLC (the “Company”), we hereby submit this letter in response to the outstanding comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 14, 2024 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to the draft Registration Statement on Form S-1 confidentially submitted to the Commission (the “Registration Statement”). We are concurrently filing via EDGAR this letter and the revised Registration Statement on Form S-1 (the “Form S-1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the Form S-1.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 21, 2024

Consolidated operating statistics, page vi

1.

We note that you have revised your disclosure to include metrics for “Adjusted admissions excluding COVID-19 patients” and “Net patient service revenue per adjusted admission excluding COVID-19 patients.” Please revise to briefly describe here and throughout your filing how management considers these metrics in evaluating the company’s business and financial objectives.

The Company has revised the Form S-1 to remove the metrics for Adjusted admissions excluding COVID-19 patients and Net patient service revenue per adjusted admission excluding COVID-19 patients. The Company respectfully advises the Staff that it does not expect to use these metrics to evaluate the Company’s business or financial objectives going forward.

Prospectus Summary

Overview, page 1

2.

We note your revised disclosure in response to comment 5, including that “a significant portion of our revenue and net income is attributable to JVs.” Please revise your disclosure here to quantify the “significant portion” of revenue and net income attributable to your LLCs and VIEs. In addition, please briefly describe the risks related to you owning less than 100% of these operating entities and include a cross reference to the relevant risk factor included elsewhere in your filing. In your risk factor disclosure, please revise to describe the VIEs interests that may differ from the interests of the Company as a whole, which could limit your ability to effectively operate the VIE and maximize the economic benefits from it. Finally, please revise your organizational chart to disclose, in the chart or in narrative disclosure, the percentage interest owned by your wholly owned subsidiaries in your VIEs.

The Company has revised its disclosures on pages 2, 3, 15, 41 and 113 of the Form S-1 to address the Staff’s comment.

Our platform, page 5

3.

The summary chart on page 5 notes you have 18 JV-operated hospitals. On page 2 and elsewhere in the prospectus you state that nine of your hospitals are owned and operated through LLCs that qualify as VIEs; that through your wholly-owned subsidiaries, you own majority interests in each LLC that owns and operates your hospitals; and consequently, a significant portion of your revenue and net income is attributable to JVs. Please confirm that the number of JV-operated hospitals is larger than the number of hospitals owned by LLCs that qualify as VIEs and, if so, please explain the difference between the two categories. Make conforming changes throughout your filing, including to your prospectus summary.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 21, 2024

The Company has revised its disclosures on pages 2, 3, 5 and 113 of the Form S-1 to address the Staff’s comment. Additionally, the Company respectfully advises the Staff that of the 18 total JV-operated hospitals, 9 are owned and operated by LLCs that qualify as VIEs, and the remaining 9 (all of which are included in the UT Health East Texas JV) are owned and operated by LLCs that do not qualify as VIEs. Unlike the Company’s other JVs, the LLCs that operate the 9 hospitals within the UT Health East Texas JV are indirectly wholly owned by the Company or, in the case of the one managed hospital, the Company’s JV partner UTHSCT.

Corporate Conversion, page 14

4.

We note your revised disclosure in response to prior comment 7, including that you “selected the Corporate Conversion as a transaction structure for administrative efficiency,” and to support your “strategic vision to grow.” Please further revise your disclosure to clarify the significance of your investors owning common stock rather than interests in a limited liability company, and clarify whether there are any additional incentives, such as tax incentives, to existing investors, principal equity holders, or other related parties related to the Corporate Conversion. Please also clarify whether there are any other material ways in which the structure of the Corporate Conversion benefits you, existing investors, principal equity holders, or other related parties that may not equally benefit public investors. In addition, please clarify the reasons underlying why you expect the intended benefits discussed in your revised disclosure. If the final structure and details of the Corporate Conversion are still being determined, please note this fact in your response letter and consider the need for any additional disclosure once final details are available. In this regard, we note your statement on page 190 that the treatment of your Class C units in connection with the offering will be disclosed in a future filing.

The Company has revised its disclosures on pages 14, 24, 78, 79, 179 and II-3 of the Form S-1 to address the Staff’s comment. The Company respectfully advises the Staff that it is not aware of any material tax or additional incentives to the Company, existing investors, principal equity holders, or other related parties related to the Corporate Conversion, nor is the Company aware of any other material ways in which the structure of the Corporate Conversion benefits the Company, existing investors, principal equity holders, or other related parties that may not equally benefit public investors. Further, the Company respectfully advises the Staff that no changes to the structure of the Corporate Conversion are expected prior to the offering.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 21, 2024

Summary historical financial and operating data, page 20

5.

We note most of the bullets presented to address the limitations of Adjusted EBITDA as an operating performance measure refer to cash requirements, the statements of cash flows, and other liquidity measures. We further note similar references in the subsequent paragraph, such as “discretionary cash available” and “cash flow from operations and other cash flow data.” Please either remove all cash related references or provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K for the presentation of Adjusted EBITDA as a liquidity measure in addition to it being a performance measure. Note that to the extent that you are presenting Adjusted EBITDA as a liquidity measure, it is required to comply with the requirements in Item 10(e)(1)(ii)(A) of Regulation S-K.

The Company has revised its disclosures on pages iv, 22, 25 and 100 of the Form S-1 to address the Staff’s comment. The Company has revised its disclosures to remove cash related references that suggest Adjusted EBITDA is a liquidity measure, clarifying that it is solely a performance measure.

Non-GAAP Valuation Measure, page 26

6.

We note your discussion of the limitations of Adjusted EBITDAR appears to be focused on its use as a liquidity measure. Please revise your disclosure to solely focus on its limitations as a valuation measure rather than as a liquidity measure or an operating performance measure.

The Company has revised its disclosures on pages iv, 25, 106 and 107 of the Form S-1 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview

Outsourcing of revenue cycle management functions to Ensemble, page 85

7.

We note your statement that the monthly consideration payable to Ensemble is “based on an agreed-upon percentage of the total net cash received by our entities using Ensemble’s services from providing patient services less any refunds of previously collected revenues issued by those entities in such month.” Please clarify what percentage of your total revenue is collected via the master service agreement with Ensemble. Additionally, please revise to provide the specific percentage or percentage range of total net cash received that is payable to Ensemble or explain to us why this figure is not material.

The Company has revised its disclosures on page 82 of the Form S-1 to address the Staff’s comment. The Company respectfully advises the Staff that the fees paid to Ensemble are not material to the Company, as the amount of the fees paid to Ensemble comprised less than 5% of its total revenue and total operating expenses for each of the year ended December 31, 2023 and the three months ended March 31, 2024, respectively.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 21, 2024

Supplemental non-GAAP performance measure, page 99

8.

We note your response to comment 13 along with the expanded disclosures you have provided. Given that the change in composition of noncontrolling interest earnings will occur in connection with the IPO, any adjustment for noncontrolling interest earnings related to JV partners for Adjusted EBITDA and Adjusted EBITDAR should be for the entire amount recognized for the corresponding period presented. In this regard, you may consider presenting pro forma measures that reflect the impact of the change in the composition of non controlling interests for the latest year and interim period. Such information should be presented in accordance with Article 11 of Regulation S-X.

The Company has revised its disclosures on pages iii, 21, 22, 23, 26, 95, 96, 97, 98, 99, 107, 114 and 177 of the Form S-1 to address the Staff’s comment. The Company has revised its calculation of Adjusted EBITDA and Adjusted EBITDAR to include the entire amount of non-controlling interest earnings related to its JV partners.

Our Joint Venture Model, page 125

9.

We note your revised disclosure describing the general terms of your joint ventures on page 125, including that “[t]he JV’s profits, losses and cash distributions are shared between us and our partners based upon the respective ownership interest in the JV.” Please provide additional detail describing how profits, losses, and cash distributions are shared between you and your partners, including the terms of any agreements related to their allocation.

The Company has updated its disclosures on pages 2, 113 and 118 to address the Staff’s comment. The Company respectfully advises the Staff that the JV’s profits, losses and cash distributions are distributed between the Company and its JV partners on a pro rata basis based on their respective equity ownership in the JV.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 21, 2024

2. Summary of significant accounting policies

Segment Reporting, page F-27

10.	We note your response to comment 23. Please provide us with the following additional information:

•

You state that the President of Hospital Operations (President) approves all regional and facility budgets and forecasts and ensures they are aligned with the overall consolidated budget and forecast. Please tell us whether the regional and facility budgets comprise the entire consolidated budget. If there are business units, departments or other parts of the consolidated budget the President does not review and approve, describe them and tell us who is responsible for approving them.

•

Please explain in further detail how regional and facility budgets and forecasts are aligned with the consolidated budget. In this regard, please tell us whether, after preparing the regional and facility budgets, changes are proposed to the consolidated budget that is then provided to the CEO for review. As part of your response, please describe the President’s involvement in preparing, reviewing, or approving the consolidated budget.

•

You state that the President is responsible for the operations of the Company’s regions, as well as driving both organic and inorganic growth across the regions. The President provides direct supervision over each of the Company’s operating regions, the regional budgeting, forecasting and related monitoring processes, and the day-to-day operations of the regions, and is responsible for the continued growth and success of the regions across the Company. As such, please provide us with your analysis of whether the President is part of your CODM function. Refer to ASC 280-10-50-5 for guidance.

The Company has responded to the Staff’s Comment 10 in a separate response letter to the Staff dated June 18, 2024.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 21, 2024

If you have questions with respect to the Form S-1 or the responses set forth above, please direct the questions to me at (212) 839-5684 or sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Stephen C. Petrovich, Esq. Ardent Health Partners, LLC

Michael P. Heinz, Sidley Austin LLP

Helen Theung, Sidley Austin LLP

Nathan Ajiashvili, Latham & Watkins LLP

Erika L. Weinberg, Latham & Watkins LLP

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP